SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Announcement on Abnormal Fluctuation of A-Share Stock Trading	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: July 8, 2015	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Inside Information

Announcement on Estimated Profit in Interim Results of 2015

This announcement is issued pursuant to Part XIVA of the Securities and Futures Ordinance (Cap. 571) of the Laws of Hong Kong and Rules 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board of Directors of the Company and all the members of the Board warrant that the information in this announcement does not contain any false representations, misleading statements or material omissions, and jointly and severally accept responsibility for the true, accurate and complete information contained herein.

1.	Estimated results during the period

(1)	Period of estimated results: 1 January 2015 to 30 June 2015

(2)	Estimated results: based on preliminary estimates by the finance department of Sinopec Shanghai Petrochemical Company Limited (the “Company”), the Company and its subsidiaries (the “Group”) are expected to record a profit for the six months ended 30 June 2015, which stands in contrast to the loss recorded for the same period of the last year. Under the China Accounting Standards for Business Enterprises, net profit attributable to equity shareholders of the Company is expected to be between RMB1,680 million and RMB1,780 million.

(3)	The estimated results have not been audited or reviewed by certified public accountants.

2.	Results for the corresponding period of the previous year

Under the China Accounting Standards for Business Enterprises
Net profit attributable to equity shareholders of the Company (RMB’000)	–164,911
Basic earnings per share (RMB per share)	–0.015

3.	Major reasons for turning losses into profits in the results for the period

In the first half of 2015, international crude oil prices gradually stabilized after hitting bottom in January. The Group saw its costs of crude oil processing decreased sharply and recorded an increase in gross profit margin of its products compared with the same period last year. In addition, profits of its associates and joint ventures increased remarkably due to the decrease in the cost of raw materials and increase in the gross profits of petrochemical products.

4.	Other Information

The forecasts above represent preliminary estimates. Specific and accurate financial figures will be disclosed in the 2015 Interim Report to be officially announced by the Company. Investors are advised to pay attention to investment risks.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 8 July 2015

As at the date of this announcement, the Executive Directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the Non-executive Directors of the Company are Lei Dianwu and Mo Zhenglin; and the Independent Non-executive Directors of the Company are Cai Tingji, Zhang Yimin, Liu Yunhong and Du Weifeng.

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